

Anton Simson · 3rd

Independent Mechanical or Industrial Engineering
Professional

Sacramento, California Area · 62 connections · **Contact info**

Eesti Engineering LL

MIT

Experience

President
Eesti Engineering LLC

Director - Advanced Boat Programs
L-3 Communications
2001 – 2006 · 5 yrs

Education

MIT

Interests

 **Room to Read**

 **e-LEGAL**

 20,947 followers

 200,184 members


Dylan Tweney
Head of Communications Strategy, Pub...
602,235 followers

Whole Foods Market
463,192 followers


LAW jobs - Networking for LEGAL...
113,485 members


NPR
498,844 followers

See all